Exhibit 99.1

UPDATED INFORMATION RELATING TO ALIBABA GROUP

BUSINESS AND STRATEGIC UPDATES

Our significant business and strategic updates since March 31, 2020 are set forth below, which should be read in conjunction with our Annual Report on Form 20-F for the fiscal year ended March 31, 2020 (the “2020 Form 20-F”), our consolidated financial statements and related notes as of March 31, 2019 and 2020, and for each of the three years ended March 31, 2020, which are contained in Exhibit 99.2 titled “Updated Part III, Item 18. Financial Statements, from the Company’s Annual Report on Form 20-F for the year ended March 31, 2020, as filed with the Securities and Exchange Commission on July 9, 2020” and the related financial review and prospects, which are contained in Exhibit 99.1 titled “Updated Part I, Item 5. Operating and Financial Review and Prospects ─ A. Operating Results, from the Company’s Annual Report on Form 20-F for the year ended March 31, 2020, as filed with the Securities and Exchange Commission on July 9, 2020” to our current report on Form 6-K originally furnished to the SEC on February 2, 2021, and our unaudited interim condensed consolidated financial statements as of and for the six months ended September 30, 2020, which are contained in Exhibit 99.2 titled “Unaudited Condensed Consolidated Financial Statements for the six months ended September 30, 2019 and 2020” and the related financial review and prospects, which are contained in Exhibit 99.1 titled “Operating and Financial Review and Prospects for the six months ended September 30, 2020” to our current report on Form 6-K originally furnished to the SEC on February 2, 2021, and the section titled “Summary ─ Recent Developments” in the preliminary prospectus supplement to be filed with the SEC on February 2, 2021.

Operational Highlights

Annual active consumers

Annual active consumers on our China retail marketplaces reached 779 million for the twelve months period ended December 31, 2020, an increase of 22 million from 757 million for the twelve months period ended September 30, 2020.  We continue to grow consumer mindshare and wallet share among our users, as reflected in higher purchase frequency from all city tiers. In addition, in the three months period ended December 31, 2020, we continued to increase penetration in less developed areas, reflecting our success in broadening product offering to meet diverse demand. Annual active consumers of Taobao Deals reached over 100 million for the twelve months period ended December 31, 2020.

Based on a total population of 1.4 billion in China as of the end of 2019 according to the data released by National Bureau of Statistics of China, we estimate the penetration rates for annual active consumers on our China retail marketplaces for the twelve months ended June 30, 2020 were approximately 90% and 45% in developed areas and less developed areas of China, respectively.

Mobile MAUs

Mobile MAUs on our China retail marketplaces reached 902 million in December 2020, an increase of 21 million from 881 million in September 2020.

User Engagement

During the three months period ended December 31, 2020, we introduced the Follow (订阅) and Entertain (逛逛) features on the front-page of the Taobao app, which further improved user engagement with brands, merchants, key opinion leaders (KOLs), vloggers and content creators. During the three months period ended December 31, 2020, page views enabled through Taobao front-page recommendations grew strongly by over 90% year-over-year.

Taobao Live is an indispensable branding, marketing and distribution tool that allows consumers to directly interact with brands, merchants and KOLs through livestreaming sessions.  Taobao Live generated over RMB400 billion in GMV for the twelve months ended December 31, 2020.

Our China retail marketplaces continued to maintain high retention of high-spending consumers. 98% of consumers who spent more than RMB7,000 on our China retail marketplaces in the twelve months period ended June 30, 2019 continued to spend on our China retail marketplaces in the twelve months period ended June 30, 2020.

Our ecosystem synergies drive user engagement. Users who used one of our platforms on average were active 10 days per month in June 2020, while users who used five of our platforms, including Amap, Taobao, Ele.me, UCWeb and Youku, were active 27 days per month in June 2020.

GMV

The Alibaba ecosystem generated RMB7.3 trillion in GMV in the twelve months ended June 30, 2020, which mainly included GMV transacted through our China retail marketplaces, as well as GMV transacted through our international retail marketplaces and local consumer services.

Updates on Selected Businesses

Core Commerce

Cainiao Network

Cainiao Network continued to expand both its domestic services and global smart logistics infrastructure by deepening integration with logistics partners as well as offering more products and services. In China, Cainiao and its partners processed over 2.3 billion orders during the 2020 11.11 Global Shopping Festival while continuing to improve delivery time to enhance consumer experience. Cainiao had positive operating cash flow during the three months period ended December 31, 2020.

Tmall Global

Tmall Global is the premier platform through which international brands and merchants enter the China market online and build brand awareness. In order to better connect international brands with Chinese consumers, Tmall Global continued to innovate in its cross-border logistics solutions.  Brands that do not have a physical presence in China can now store inventory in our warehouses located in their home markets, and Tmall Global facilitates export to China when orders are placed.  This service leverages the capabilities and economies of scale of our logistics infrastructure to enable brands to quickly enter the China market while reducing sales uncertainty and controlling costs. Purchases of products warehoused and shipped from overseas by Tmall Global grew rapidly, achieving triple-digit year-over-year growth in GMV, excluding unpaid orders, during the three months ended December 31, 2020.

Lazada

Lazada, our Southeast Asian e-commerce platform, continued to achieve robust growth and benefit from the acceleration of digitalization across industries in Southeast Asia. For the three months period ended December 31, 2020, Lazada recorded another quarter of triple-digit year-over-year order growth despite new waves of the COVID-19 pandemic in many markets where it operates.

Local consumer services

In July 2020, Ele.me expanded its on-demand delivery services to cover a wider range of categories such as fresh produce, grocery and flowers, and upgraded the benefits of its membership program, including launching a rewards system by which members can accumulate points to exchange for coupons. Ele.me’s average daily number of paying members in the three months ended December 31, 2020 grew about 30% year-over-year given the successful upgrade of our membership program and continued onboarding of high-quality merchants.

Cloud Computing

For the first time, our cloud computing business achieved positive adjusted EBITA during the three months ended December 31, 2020 due to the realization of economies of scale. As of September 30, 2020, approximately 60% of A-share listed companies were customers of Alibaba Cloud.

Digital Media and Entertainment

Youku’s average daily subscriber base increased around 30% year-over-year for the three months period ended December 31, 2020, driven by the appeal of its original content and continued contribution from the 88VIP membership program.

Innovation Initiatives and Others

Amap is the largest provider in China of mobile digital maps, navigation and real-time traffic information by both monthly active users and daily active users in December 2020, according to QuestMobile. On October 1, 2020, the first day of the week-long National Day holiday in China, Amap achieved a record high of 150 million daily active devices.

Share Repurchase Program

On December 28, 2020, we announced that our board of directors authorized an upsize of our share repurchase program from US$6 billion to US$10 billion, for a two-year period through the end of 2022. During the three months ended December 31, 2020, we repurchased approximately 540,000 of our ADSs (or approximately 4.3 million of our ordinary shares) for approximately US$118 million under the share repurchase program. As of December 31, 2020, we had approximately 21.7 billion ordinary shares (equivalent to approximately 2.71 billion ADSs) issued and outstanding.

RECENT CHANGES TO BOARD OF DIRECTORS

At our annual general meeting of shareholders held on September 30, 2020, our shareholders elected each of Maggie Wei WU, Kabir MISRA and Walter Teh Ming KWAUK to serve as a Group III director for a three-year term, or until their successors are elected or appointed or duly qualified. Jack Yun MA completed his term as a director of our company at our annual shareholder meeting held on September 30, 2020.

Maggie Wei WU has been our director since September 2020, our chief financial officer since May 2013 and head of strategic investments since June 2019. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She was voted best CFO in Finance Asia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Kabir MISRA has been our director since September 2020. He is currently a managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He has worked with SoftBank since 2006 and has assisted Mr. Masayoshi Son with our company and his duties as one of our directors since before our IPO. Kabir has also represented SoftBank at various points on the boards of its investee companies, most recently at Flipkart, PayTm, Tokopedia, Coupang, BigCommerce and PayActiv. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. He has a Bachelor of Arts degree in Economics from Harvard University and an MBA degree from the Stanford Graduate School of Business.

UPDATE ON LEGAL AND ADMINISTRATIVE PROCEEDINGS

Since Ant Group’s announcement of the suspension of its initial public offering in early November 2020, we and our CEO and CFO have been named as defendants in certain shareholder class action lawsuits in the United States. Certain of these suits also assert claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations.

On December 24, 2020, Alibaba Group received a notice of an investigation from the State Administration for Market Regulation (“SAMR”) that it had commenced an investigation pursuant to the PRC Anti-monopoly Law. The investigation is ongoing and we are fully cooperating with the SAMR.  We have established a special taskforce with leaders from our relevant business units to conduct internal reviews. We will continue to actively communicate with the SAMR on compliance with regulatory requirements.

UPDATE ON ANT GROUP

On November 3, 2020, Ant Group announced the suspension of its proposed dual listings and initial public offering on the Shanghai Stock Exchange STAR board and the Hong Kong Stock Exchange. Due to recent significant changes in the Fintech regulatory environment in China, Ant Group is in the process of developing its rectification plan, which will need to go through the relevant regulatory procedures. Therefore, Ant Group’s business prospects and IPO plans are subject to substantial uncertainties. Currently, we are unable to make a complete and fair assessment of the impact that these changes and uncertainties will have on Alibaba Group.

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. All statements other than statements of historical facts are forward-looking statements. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.  These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and regulatory concerns; and security breaches.  You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required under applicable law. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.